UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Edible Garden AG Incorporated

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28059P303
(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28059P303

1.	NAMES OF REPORTING PERSONS Riverside Merchant Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

SOLE VOTING POWER

700,000 shares of Common Stock

1,350,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)(1)

2,050,000 shares of Common Stock issuable upon exercise of Class A Warrants (See Item 4)(1)

2,050,000 shares of Common Stock issuable upon exercise of Class B Warrants (See Item 4)(1)

	6.	SHARED VOTING POWER 0
	7.

SOLE DISPOSITIVE POWER

700,000 shares of Common Stock

1,350,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)(1)

2,050,000 shares of Common Stock issuable upon exercise of Class A Warrants (See Item 4)(1)

2,050,000 shares of Common Stock issuable upon exercise of Class B Warrants (See Item 4)(1)

	8.	SHARED DISPOSITIVE POWER 0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000 shares of Common Stock

1,350,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (See Item 4)(1)

2,050,000 shares of Common Stock issuable upon exercise of Class A Warrants (See Item 4)(1)

2,050,000 shares of Common Stock issuable upon exercise of Class B Warrants (See Item 4)(1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)(1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)       As more fully described in Item 4, the Pre-Funded Warrants, Class A Warrants and Class B Warrants (collectively the “Warrants”) are each subject to a 4.99% blocker (or, at the election of the holder, 9.99%) (the “Warrant Blockers”), and the percentage set forth in row (11) gives effect to such Warrant Blockers. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of shares of common stock of the issuer, par value $0.0001 per share (the “Common Stock”) that would be issuable upon full exercise of the Warrants and do not give effect to the Warrant Blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such Warrant Blockers, is less than the number of securities reported in rows (5), (7) and (9).

(2)       Based on 8,841,042 shares of Common Stock outstanding as of October 1, 2024, as verified with the Issuer, and do not give full effect to the shares of Common Stock issuable upon full exercise of the Warrants.

Item 1.

(a)	Name of Issuer Edible Garden AG Incorporated

(b)	Address of Issuer’s Principal Executive Offices 283 County Road 519, Belvidere, New Jersey, 07823

Item 2.

(a)	Name of Person Filing Riverside Merchant Partners LLC

(b)	Address of the Principal Office or, if none, residence 1581 Franklin Ave., Garden City, NY 11530

(c)	Citizenship New York limited liability company

(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

(e)	CUSIP Number 28059P303

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________

Item 4.  Ownership.

(a)

Amount beneficially owned: 700,000 shares of Common Stock; 1,350,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants; 2,050,000 shares of Common Stock issuable upon exercise of Class A Warrants; and 2,050,000 shares of Common Stock issuable upon exercise of Class B Warrants (the Pre-Funded Warrants, Class A Warrants and Class B Warrants are collectively referred to as the “Warrants”).

Pursuant to the terms of the Warrants, the Reporting Person cannot exercise the Warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (or, at the election of the holder, cannot exercise the Warrants to the extent the Reporting Person would beneficially own, after such exercise, more than 9.99% of the outstanding shares of Common Stock) (the “Warrant Blockers”), and the percentage set forth in Row 11 of the cover page for the Reporting Person gives effect to the Warrant Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Person was not able to exercise all of the Warrants due to the Warrant Blockers.

An investment committee established by Riverside Merchant Partners LLC is empowered to make all investment and voting decisions on behalf of Riverside Merchant Partners LLC. None of the members of the investment committee is deemed a beneficial owner of the Issuer’s securities held by Riverside Merchant Partners LLC, based on the so-called “rule of three,” which holds that, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s portfolio securities.

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the Reporting Person has:

a.	Sole power to vote or to direct the vote: 700,000 shares of Common Stock, 1,350,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants; 2,050,000 shares of Common Stock issuable upon exercise of Class A Warrants; and 2,050,000 shares of Common Stock issuable upon exercise of Class B Warrants

b.	Shared power to vote or to direct the vote: 0

c.	Sole power to dispose or direct the disposition of: 700,000 shares of Common Stock, 1,350,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants; 2,050,000 shares of Common Stock issuable upon exercise of Class A Warrants; and 2,050,000 shares of Common Stock issuable upon exercise of Class B Warrants

d.	Shared power to dispose or direct the disposition: 0

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

(c) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

RIVERSIDE MERCHANT PARTNERS LLC

By:	/s/ Matthew Kern
Matthew Kern, Chief Financial Officer